June 2, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christina Chalk

RE: Gmarket Inc.

Schedule TO-T filed May 4, 2009 by eBay KTA (UK) Ltd. and eBay Inc.

Schedule TO-T/A filed May 5, 2009

SEC File No. 5-81900

Dear Ms. Chalk:

On behalf of eBay KTA (UK) Ltd. (the “Offeror”) and eBay Inc. (“eBay”), this letter accompanies the filing on EDGAR of an Amendment No. 2 (the “Amendment”) to the Tender Offer Statement on Schedule TO, File No. 5-81900 (the “Tender Offer Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2009 and amended on May 5, 2009. The Tender Offer Statement, including the offer to purchase included as an exhibit thereto (the “Offer to Purchase”), relate to the offer (the “Offer”) by the Offeror to purchase all outstanding common shares (“Common Shares”) and all outstanding American Depositary Shares (“ADSs”) of Gmarket Inc. (the “Company”).

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 19, 2009 with respect to the Tender Offer Statement. Certain of the information provided in this letter is being provided based upon information supplied by, and confirmations received by us from, eBay. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.

1.	Comment: We note the statement on page xvi of the offer materials that “the business, financial condition and results of operations of the Company will be significantly affected by its acquisition of IAC and the risks associated with integrating and operating the business of the Company and IAC.” We also note that the Offeror will not follow this Offer with a second-step “squeeze out” transaction to eliminate shareholders of the Company who do not elect to participate in this Offer. It also appears, based on the $551,000,000 purchase price to be paid by the Company for IAC and the Summary Financial Information of IAC on pages 32-33 of the Offer to Purchase, that the acquisition of IAC would be significant to the Company at the highest level under the tests in Rule 3-05 of Regulation S-X, if the Company’s issuance of shares to fund the IAC acquisition was being registered. Please include the following in the offer materials,

Securities and Exchange Commission

June 2, 2009

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or explain why such information would not be material to a shareholder’s understanding of the impact of the IAC acquisition:

•	Audited financial statements of IAC for the two years ended December 31, 2008 and 2007 with reconciliations to US GAAP; and

•	Pro forma financial information of the Company for 2008 on a US GAAP-basis, reflecting the acquisition of IAC and prepared in conformity with Article 11 of Regulation S-X.

Response: In accordance with the Staff’s comment and our subsequent communications with the Staff, we have amended the Tender Offer Statement and the Offer to Purchase to include a supplement to be distributed to security holders of the Company. The supplement includes summary financial information of Internet Auction Company Co. Ltd. (“IAC”) prepared in accordance with generally accepted accounting principles in the U.S., unaudited condensed combined financial information for IAC and the Company and a description of purchase accounting as it relates to eBay and push down accounting for the Company. We have added footnotes to disclose the impact on the Company of push down accounting on the basis of the assumptions stated therein. The expiration of the Offer has been extended to provide adequate time for distribution of the supplement to security holders of the Company.

2.	Comment: As we discussed yesterday in a telephone conversation, it appears that the Company and/or its affiliates may have shared non-public information about the Company with eBay and its representatives during the lengthy negotiations leading up to the Offer. Please disclose any material non-public information, including forecasts or projections shared with the Offeror. Alternatively, provide your analysis as to why disclosure is not required in the context of this Offer.

Response: The Company disclosed high level projections for calendar year 2009 to eBay on January 21, 2009, a date that was over five weeks after the $24 per share offer price had been determined. Accordingly, those projections played no role in determining the price to be offered by eBay in the Offer. The projections were provided solely in the context of determining the relative values of the Company and IAC, and we have been advised by eBay that they were not relied upon materially in that regard. Given the timing of delivery and the lack of reliance by eBay, the projections were not material to the transaction.

Even though the projections were not material to the transaction, it is possible they could now be material nonpublic information relevant to the decision by security holders of the Company whether or not to tender Common Shares or ADSs. We do not believe the projections to be material in that respect for a number of reasons, including the following:

•

The projections were done at a very high level and, based upon eBay’s assessment, were not rigorously prepared. For that reason, eBay would not have relied on them in determining the value of the Company, even if they had been delivered before the price had been determined.

Securities and Exchange Commission

June 2, 2009

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•	The projections were prepared over four months ago.

•

The annual and quarterly projections provided by the Company to eBay in January 2009 have subsequently proved not to be reliable. The Company’s first quarter differed materially from that of the first quarter projection. Actual revenues were more than 5% lower, actual pretax profit was more than 30% lower (12.2 billion won vs. 19.6 billion won) and actual net income was more than 30% lower (9.7 billion won vs. 14.6 billion won) than the projections. After excluding transaction costs incurred by the Company in the first quarter, the actual profit and net income results were still more than 25% and 20% lower than the respective projections. This demonstrated unreliability of the projections goes to their lack of materiality to investors.

•

While the projections were generally in line with analysts’ estimates at the time they were delivered in January 2009, the Company subsequently reported fourth quarter results on February 25, 2009, and analysts responded by reducing, on average, revenue estimates for the Company by 5.6% and EBITDA estimates by 8.5%. eBay believes that those reduced analyst estimates proved to be far more accurate than the projections provided by the Company.

In summary, while projections were provided to eBay by the Company, they played no role in determining the offer price, having been provided more than five weeks after the offer price had been determined, they were not viewed by eBay as being reliable and they have in fact proved to be generally unreliable for the first quarter. In these circumstances, we do not believe they would be material to an investor’s decision to tender Common Shares or ADSs in the Offer.

On behalf of eBay and the Offeror, we hereby acknowledge that:

•	eBay and the Offeror are responsible for the adequacy and accuracy of the disclosure in the Tender Offer Statement, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Tender Offer Statement, as amended; and

•	neither eBay nor the Offeror may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 2, 2009

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Please do not hesitate to contact me at 720-566-4231 if you have any questions or would like additional information regarding these matters.

Very truly yours,

/s/    Francis R. Wheeler

Francis R. Wheeler

cc:	Colm Callan, eBay Inc.
Brian Levey, eBay Inc.
Brian Yamasaki, eBay Inc.
Keith Flaum, Cooley Godward Kronish LLP
Jane Ross, Cooley Godward Kronish LLP